SOLEIL At Bowie

OFFERING MEMORANDUM

SEPTEMBER 2023



OVERVIEW



Soleil at Bowie offers four spacious modern home designs inspired by the architecture of a European farmhouse. Each home features 2 garages, top-of-the-line finishes, open floor plan, and so much more. This thoughtfully designed boutique community of 21 homes is in the heart of Bowie, just minutes from every convenience. Soleil at Bowie redefines luxury living in an ideal location that you can call home.



Home Designs Highlights:

- Open-Concept living
- Gourmet kitchen with large waterfall center kitchen and walk-in pantry
- Primary suites with sitting area and spa-like primary bath
- Secondary bedrooms feature either private or Jack-and-Jill baths





HENRI ————

Property Details:



5
Bedrooms

4.5
Bathrooms

5,724+
Square Feet

2 front-load
garages (3rd car
optional)

12' x 20'
pool optional

$1,000,000

ELISE

Property Details:



5
Bedrooms



4.5
Bathrooms



5,848+
Square Feet



2 front-load
garages (3rd car
optional)

12' x 20'
pool optional

$1,050,000



LOUIS

$1,300,000

Property Details:


6
Bedrooms


5.5
Bathrooms


7,325+
Square Feet


2 front-load
garages (3rd car
optional)


12' x 20'
pool optional

ROMAIN

$1,325,000

Property Details:


6
Bedrooms


5.5
Bathrooms


7,325+
Square Feet


2 front-load
garages (3rd car
optional)


12' x 20'
pool optional

SOLEIL AT BOWIE







PRELOTS SOLD
13

REMAINING
8

- 21 lot subdivision
- $1m - $1.3m+ price range
- 5,000 - 7,000+ sqft
- Bowie, MD

Under Contract Value

$17,681,421

Lots SOLD

13









Total Deposits Received:

$707,864

RETURN ON INVESTMENT- TARGET TIMELINE







18 MONTHS → **40%** ROI

UNDER CONTRACT HOMES

01 LOT 4 - ELISE MODEL
- $1,217,418
- $64,158 Deposit Received
- Currently in Final Design Stage

02 LOT 5 - ELISE MODEL
- $1,100,694
- $28,888.80 Deposit Received
- Beginning Final Design Stage

03 LOT 6 - ROMAIN MODEL
- $1,570,569.30
- $47,113 Deposit Received
- Currently in Final Design Stage

04 LOT 7 - HENRI MODEL
- $1,302,880.36
- $59,576.07 Deposit Received
- Currently in Final Design Stage

05 LOT 8 - LOUIS MODEL
- $1,395,179
- $44,285.80 Deposit Received
- Yet To Begin Final Design Stage

06 LOT 9 - ROMAIN MODEL
- $1,483,450
- $57,440 Deposit Received
- Currently in Final Design Stage

07 LOT 10 - HENRI MODEL
- $976,734
- $28,646.80 Deposit Received
- Currently in Final Design Stage

08 LOT 11- ELISE MODEL
- $1,360,454
- $41,661 Deposit Received
- Currently in Final Design Stage





09 | LOT 12 - ROMAIN MODEL

- $1,587,202
- $69,190.40 Deposit Received
- Beginning Final Design Stage

10 | LOT 13 - LOUIS MODEL

- $1,503,101 + $340,551 (in Final Design Upgrades) = TOTAL: $1,843,652.05
- $130,977 Deposit Received
- Completed Final Design Stage

11 | LOT 14 - HENRI MODEL

- $1,458,116
- $68,163 Deposit Received
- Currently in Final Design Stage

12 | LOT 17 - LOUIS MODEL

- $1,387,858
- $36,821.60 Deposit Received
- Completed Final Design Stage

13 | LOT 18 - HENRI MODEL

- $997,214
- $30,942.80 Deposit Received
- Currently in Final Design Stage

Total Under Contract: $17,681,420.71

Total Deposits Received: $707,864.27

Lots Left: 8

Soleil At Bowie continues to prove itself to be a home run project, beating all expectations despite current market conditions. Once our utility permits are approved, we will complete site development within a relatively short period of time and begin to go vertical with all under contract homes. More updates to follow in the next report.

*More Photos available upon request



Despite several delays by the local county and inspectors since the commencement of the project, construction at Soleil is ongoing. Currently, we're in the site work phase awaiting Utility permits to commence construction on our water, sewer, and storm drain utilities, a necessary step towards site development completion.

We recently received technical approval from Prince Georges County DPIE on our fine grading permits and expect issuance within the next 30-60 days. In preparation, we're submitting building permits for all lots under contract, collaborating with our engineers, architects, and construction team despite the delays. Out of 21 lots, 13 are under contract at an average of $1.36m ($360,000 above our pro forma expectations).

Most buyers are still in the final design stage, where they select their home options, with an average addition of $200,000 - $300,000 per buyer expected. The project is anticipated to close out at an average of $1,600,000 per unit ($600,000 above our initial pro forma expectations).





PROGRESS









TERMS AND CONDITION

Issuer	The Company
Maximum Payment Multiple	1.4 x
Revenue Percentage	4.0%
Payment Frequency	Quarterly
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Maturity Date	September 15, 2026
Accrual Rate	5.25%





BANDO INVESTMENT GROUP

BUILDING A NEW DYNAMIC OPPORTUNITY

Bando Investment Group is a design-build property development firm, immigrant-led & family-owned, specializing in luxury residential real estate.

All of our homes feature innovative architectural designs along with high end interior finishes, making them one-of-a-kind homes that any family will cherish for a lifetime.

- Actively developing projects of a similar nature & scale.
- Well-versed with the market dynamics.
- Engages with premium materials, suppliers, and brands.
- Over 30 years of combined expertise.

WHAT SETS US APART?

Our distinct advantages that allow us to achieve greater profit margins compared to the typical developer include:

1 A unified approach as both a real estate developer and hands-on builder.

2 An internal sales team equipped with a direct-to-consumer marketing strategy.

3 Our own in-house interior design expert.

4 Dedicated in-house project management professionals.

